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Exhibit 99.1

FOR IMMEDIATE RELEASE                                                                              Wednesday, June 16, 2004

CELESTICA COMPLETES SALE OF SENIOR SUBORDINATED NOTES

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has completed its previously announced sale of $US500 million, 7.875% senior subordinated notes due 2011.

The net proceeds from the sale are currently anticipated to be used for repurchase of Liquid Yield Option Notes, or LYONs, and general corporate purposes, including future acquisitions.

Citigroup Global Markets Inc., Banc of America Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers for Celestica's notes offering.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies; the success of our new product development efforts; and our ability to achieve the anticipated benefits of our merger with Manufacturers' Services Limited. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains all material information associated with this event.

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Celestica Contacts:
Laurie Flanagan VP, Global Communications (416)448-2200 media@celestica.com	Paul Carpino VP, Investor Relations (416)448-2211 clsir@celestica.com

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CELESTICA COMPLETES SALE OF SENIOR SUBORDINATED NOTES